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                                                             September 13, 1996

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

                   Amendment to June 14, 1996 Agreement re:
  Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due
                                     2012

Dear Mr. Smart:

  This letter sets forth out mutual understanding and agreement with respect to amendments to the June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 between Loomis, Sayles & Co., L.P. and StreamLogic Corporation (the "Agreement"). Loomis Sayles & Co., L.P. and StreamLogic Corporation hereby agree that the Agreement shall be amended as follows:

  1. Section 2 is amended by deleting it in its entirety and substituting the following therefor:

  "2. Timing. The Tender Offer shall close no later than October 21, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and October 31, 1996. The date on which the Tender Offer closes shall hereinafter be referred to as the "Closing Date." The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  2. clause (i) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "cash in the amount of $233.33 per Debenture to be paid as follows: (a) cash paid on the Exchange Date in the amount of $120.00 per Debenture and
  (b) an unsecured promissory note (the "Promissory Note") in the principal amount of $133.33 per Debenture with a maturity on the second anniversary of the Exchange Date and bearing interest at the per annum rate of 14% from the Exchange Date until the day before the first anniversary of the Exchange Date and 16% from the day of the first anniversary of the Exchange Date until the day of the second anniversary of the Exchange Date. StreamLogic may prepay the Promissory Note without penalty at any time. The proceeds of any debt financing of StreamLogic (other than proceeds not in excess of $4,000,000 at any time outstanding under StreamLogic's revolving credit facility currently in place with Wells Fargo Bank, or any amendment thereto or replacement thereof so long as the amount outstanding thereunder does not at any time exceed $4,000,000) shall be applied, first, to repayment of all amounts outstanding under the Promissory Note and, thereafter, after all amounts outstanding under the Promissory Note have been paid in full to other purposes of the financing determined by StreamLogic and the financing entity;"

  3. clause (ii) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "(ii) StreamLogic's common stock in the amount of 148.57143 shares of common stock per Debenture (the "Exchange Shares");"

  4. Clause (iii) of Section 3 is amended by deleting the first paragraph of this clause in its entirety and substituting the following therefor:

  "Warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and shall

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  have an initial exercise price of $5.25 per share of common stock (the
  "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than $2.28 (after taking into account any stock splits, consolidations or similar transactions) (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of consecutive trading days the average (excluding the highest price and lowest price) closing price of StreamLogic's common exceeds $6.56 (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), StreamLogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within 5 business days following the last day of the Option Period.

  5. Section 4 shall be amended by adding the following sentence after the fifth sentence of Section 4:

  "StreamLogic shall take all reasonable measures and efforts to limit the length of the time after a Withdrawal Election during which the shelf registration is not available to as short a period of time as is possible, consistent with the reason for the Withdrawal Election, and shall terminate each Withdrawal Election and the period during which the shelf registration is not available as quickly as reasonably possible, consistent with the reason for the Withdrawal Election."

the introductory paragraph of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "5. Agreement to Tender. Loomis Sayles agrees that it will

      (i) advise the institutional clients it advises as of the Closing
    Date, and

      (ii) use its reasonable best efforts consistent with its various relationships with its institutional clients to cause its institutional clients as of the Closing Date which hold Debentures as of the Closing Date, to tender all of the Debentures held by such institutional clients as of the Closing Date to StreamLogic pursuant to the Tender Offer and not withdraw prior to the closing Date the tender of any Debentures held by them, if

    (a) the Tender Offer includes each of the terms described in paragraphs 1 through 4 above, and

    (b) each of the following terms and conditions are met to the satisfaction of Loomis Sayles:"

  6. clause (a) of Section 5 shall be amended by deleting it in entirety and substituting the following therefor:

  "(a) The Tender Offer shall have closed no later than October 21, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and October 31, 1996;"

  7. clause (d) of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "(d) StreamLogic's board of directors shall have been expanded to seven members, of which three (3) shall be persons designated in writing by Loomis Sayles. StreamLogic and its management shall also have

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  agreed that StreamLogic's management will include in its slate of persons nominated to be directors for election at the next meeting of shareholders three persons designated in writing by Loomis Sayles. In the event that the institutional clients of Loomis Sayles transfer more than eighty percent (80%), in the aggregate, of the total aggregate number of Exchange Shares and shares of common stock issued or issuable pursuant to the Warrants to persons who are not advised by Loomis Sayles, the Loomis Sayles' right to nominate directors shall terminate."

  8. clause (a) of Section 6 shall be deleted in its entirety.

  9. Exhibit A is amended by deleting it in its entirety and substituting Exhibit A attached hereto therefor.

                               ----------------

  Each of Loomis, Sayles & Co., L.P. and StreamLogic Corporation hereby reaffirm (i) the terms and conditions contained in the Agreement, as amended hereby and (ii) that the Agreement, as amended hereby, is a legal, valid and binding obligation of each of them on the terms set forth in the Agreement, as amended hereby.

  If this letter is satisfactory to you as a basis for proceeding with Tender Offer, on the terms and conditions described in the Agreement, as amended hereby, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis, Sayles & Co., L.P.

                                          By: Loomis, Sayles & Co., Inc.

                                           By Frederick D. Vyn
                                               Title: Vice President

Agreed:

STREAMLOGIC CORPORATION

By Lee Hilbert
    Title: Chief Financial Officer

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                                   EXHIBIT A

                                                            NO. OF SHARES,
TRANSACTION                                               OPTIONS, WARRANTS
-----------                                               -----------------
Shares issued to FWB at Closing as of July 1, 1996
 (subject to adjustment 120 days after closing).......                1,256,123
Warrants outstanding to Salomon as of September 18,
 1996.................................................    80,081 at an exercise
                                                       price of $5.00 per share
Warrants outstanding to Lindner as of September 18,
 1996................................................. 1,500,000 at an exercise price of $4.00 per share
STOCK OPTIONS:
Options outstanding September 18, 1996................                1,657,300
Options expected to be granted by October 31, 1996....                  150,000
  Total stock options.................................                1,807,300

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